UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Allied Gaming & Entertainment Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

019170109

(CUSIP Number)

Blue Planet New Energy Technology Limited

Attn: Zongmin DING

12/F Infinitus Plaza, 199 Des Voeux Road

Central, Sheung Wan, Hong Kong

212-556-2133

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Blue Planet New Energy Technology Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,000,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes of 6,000,000 shares of Common Stock and a Warrant to purchase 6,000,000 shares of Common Stock.

(2)	All percentages reported herein are based on an aggregate of 50,185,313 shares of common stock outstanding, which include (i) 38,185,313 reported by the Issuer to be outstanding as of August 14, 2024, as set forth in the Issuer’s Form 10-Q filed with the SEC August 19, 2024, (ii) 6,000,000 shares of common stock purchased by the Reporting Person from the Issuer on October 18, 2024 and (iii) 6,000,000 shares of common stock underlying the warrant.

(3)	Pursuant to the terms of the Warrant, the Warrant may not be exercised if Blue Planet, together with its affiliates, would beneficially own more than 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to such exercise, unless the Issuer obtains shareholder approval pursuant to applicable NASDAQ rules.

1	NAMES OF REPORTING PERSONS Green Earth New Energy Technology Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,000,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes of indirect beneficial ownership of 6,000,000 shares of Common Stock and a Warrant to purchase 6,000,000 shares of Common Stock directly held by Blue Planet.

(2)	Pursuant to the terms of the Warrant, the Warrant may not be exercised if Blue Planet, together with its affiliates, would beneficially own more than 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to such exercise, unless the Issuer obtains shareholder approval pursuant to applicable NASDAQ rules.

1	NAMES OF REPORTING PERSONS Rimu Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,000,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes of indirect beneficial ownership of 6,000,000 shares of Common Stock and a Warrant to purchase 6,000,000 shares of Common Stock directly held by Blue Planet.

(2)	Pursuant to the terms of the Warrant, the Warrant may not be exercised if Blue Planet, together with its affiliates, would beneficially own more than 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to such exercise, unless the Issuer obtains shareholder approval pursuant to applicable NASDAQ rules.

1	NAMES OF REPORTING PERSONS Zongmin Ding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,000,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes of indirect beneficial ownership of 6,000,000 shares of Common Stock and a Warrant to purchase 6,000,000 shares of Common Stock directly held by Blue Planet.

(2)	Pursuant to the terms of the Warrant, the Warrant may not be exercised if Blue Planet, together with its affiliates, would beneficially own more than 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to such exercise, unless the Issuer obtains shareholder approval pursuant to applicable NASDAQ rules.

1	NAMES OF REPORTING PERSONS Carlos Alfonso Oyarbide Seco
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,000,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes of indirect beneficial ownership of 6,000,000 shares of Common Stock and a Warrant to purchase 6,000,000 shares of Common Stock directly held by Blue Planet.

(2)	Pursuant to the terms of the Warrant, the Warrant may not be exercised if Blue Planet, together with its affiliates, would beneficially own more than 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to such exercise, unless the Issuer obtains shareholder approval pursuant to applicable NASDAQ rules.

Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Common Stock of Allied Gaming & Entertainment, Inc., a Delaware corporation (the “Issuer” or the “Company”) and a Warrant (as defined below). The address of the principal executive offices of the Issuer is 745 Fifth Ave, Suite 500 New York, NY 10151.

Item 2. Identity and Background.

This Statement on Schedule 13D is filed jointly by:

(1)	Blue Planet New Energy Technology Limited, a business company incorporated with limited liability in the Territory of the British Virgin Islands (“Blue Planet”).

(2)	Green Earth New Energy Technology Limited, a company incorporated in the British Virgin Islands (“Green Earth”);

(3)	Rimu Investment Limited, a company incorporated under the laws of Hong Kong (“Rimu”);

(4)	Zongmin Ding, a citizen of People’s Republic of China; and

(5)	Carlos Alfonso Oyarbide Seco, a citizen of Spain;

The foregoing are referred to herein collectively as the “Reporting Persons.”

The address of the principal office and principal business of the Reporting Persons is 12/F Infinitus Plaza, 199 Des Voeux Road Central, Sheung Wan, Hong Kong.

Blue Planet directly holds (i) 6,000,000 shares of common stock of the Company, par value $0.0001 per share (the “Common Stock”) and (ii) a corresponding warrant (the “Warrant”) to purchase up to 6,000,000 shares of Common Stock, with an exercise price of $1.80 per share. The Warrant expires October 18, 2029.

Green Earth beneficially owns 100% of the class A interests in Blue Planet and may be deemed to share beneficial ownership over the securities owned by Blue Planet.

Rimu beneficially owns 100% of the class B interests in Blue Planet and may be deemed to share beneficial ownership over the securities owned by Blue Planet. The class B interests in Blue Planet provide Rimu with the right to veto any investment decision made by Blue Planet with respect to its investment in the Issuer, at the sole discretion of Rimu.

Mr. Ding beneficially owns 100% of the interests in Rimu and may be deemed to share beneficial ownership over the securities owned by Blue Planet.

Mr. Oyabide Seco beneficially owns 100% of the interests in Green Earth and may be deemed to share beneficial ownership over the securities owned by Blue Planet.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The common stock to which this Schedule 13D relates was acquired by the Reporting Persons with working capital in connection with the Securities Purchase Agreement, dated October 18, 2024, between the Issuer and the Reporting Persons.

In connection with the closing of Securities Purchase Agreement, the Reporting Persons were issued 6,000,000 shares of Common Stock and the Warrant.

Item 4. Purpose of Transaction.

The responses to Items 2, 3, 5 and 6 of this Schedule 13D are incorporated into this Item 4 by reference.

The Reporting Persons beneficially own the common stock for investment purposes. Subject to the agreements described herein, the Reporting Persons intend to review on a continuing basis its investment in the Issuer and may from time to time increase or decrease its investment in the Issuer depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 5 by reference. The aggregate beneficial ownership of Ordinary Shares by the Reporting Persons is as follows:

Sole Voting Power	0
Shared Voting Power	12,000,000
Sole Dispositive Power	0
Shared Dispositive Power	12,000,000

All percentages reported herein are based on an aggregate of 50,185,313 shares of common stock outstanding, which include (i) 38,185,313 reported by the Issuer to be outstanding as of August 14, 2024, as set forth in the Issuer’s Form 10-Q filed with the SEC August 19, 2024, (ii) 6,000,000 shares of common stock purchased by the Reporting Person from the Issuer on October 18, 2024 and (iii) 6,000,000 shares of common stock underlying the warrant.

(c) Except as described in Item 6, the Reporting Person has not entered into or effected any transactions in the securities of the Company during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Securities Purchase Agreement

On October 18, 2024, Blue Planet entered into a Securities Purchase Agreement with the Issuer, pursuant to which the Issuer purchased (i) 6,000,000 shares of Common Stock of the Company at a purchase price of $1.10 per share for a total purchase price of $6,600,000 and (ii) a corresponding Warrant to purchase up to 6,000,000 shares of Common Stock, with an exercise price of $1.80 per share, which represents a 50% premium to the closing sales price of the Common Stock on October 17, 2024. The Warrant expires October 18, 2029. The Securities Purchase Agreement is subject to customary representations, warranties, covenants and conditions.

Pursuant to the Securities Purchase Agreement, Blue Planet is subject to a 6-month lock-up period with respect to the Issuer’s securities commencing from the date of closing.

Pursuant to the Securities Purchase Agreement, Blue Planet had the right to appoint or nominate one qualified director for election to the Board of Directors of the Issuer subject to the independence requirements under applicable NASDAQ corporate governance rules. Blue Planet nominated Mr. Ding, who was appointed to the board of directors of the Issuer on October 23, 2024.

The Warrant may not be exercised if Blue Planet, together with its affiliates, would beneficially own more than 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to such exercise, unless the Issuer obtains shareholder approval pursuant to applicable NASDAQ rules.

The Issuer has agreed to register the resale of Blue Planet’s Common Stock and Warrant pursuant to a registration statement to be filed under the Securities Act of 1933, as amended.

The foregoing descriptions of the Securities Purchase Agreement and the Warrant are not complete and are qualified in their entirety by reference to the full text of the Securities Purchase Agreement and the Warrant, copies of which are filed as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

99.1	Warrant issued October 18, 2024 (incorporated by reference to Exhibit 4.1 on the Form 8-K filed with the SEC on October 23, 2024)

99.2	Share Purchase Agreement, dated October 18, 2024, by and between the Company and Purchaser (incorporated by reference to Exhibit 10.1 on the Form 8-K filed with the SEC on October 23, 2024)

99.3	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2024

Blue Planet New Energy Technology Limited

By:	/s/ Zongmin Ding
	Name:	Zongmin Ding
	Title:	Director

Green Earth New Energy Technology Limited

By:	/s/ Carlos Alfonso Oyarbide Seco
	Name:	Carlos Alfonso Oyarbide Seco
	Title:	Director

Rimu Investment Limited

By:	/s/ Zongmin Ding
	Name:	Zongmin Ding
	Title:	Authorized Representative

/s/ Carlos Alfonso Oyarbide Seco
Carlos Alfonso Oyarbide Seco

/s/ Zongmin Ding
Zongmin Ding